SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

News: for immediate release

   GILDAN REINSTATED AS PARTICIPATING COMPANY IN FAIR LABOR ASSOCIATION

Montreal, December 13, 2004 – Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced that it had been reinstated by the Fair Labor Association (FLA) as a Participating Company in good standing. The resolution, approved unanimously by the Board of the FLA, has been posted on its web site at http://www.fairlabor.org/all/news/gildan-rescind.html. This decision reflects Gildan’s commitment to fully comply with the FLA Workplace Code of Conduct and its actions to meet the six conditions for reinstatement set out by the FLA Board in its October 26, 2004 resolution.

“In addition to achieving our financial goals which we have set for our shareholders, we are equally committed to being a leader in corporate citizenship,” stated Glenn J. Chamandy, President and Chief Executive Officer. “Gildan is committed to having modern, well-equipped facilities in all of its manufacturing hubs and to being progressive in its hiring and employment practices. While there is always opportunity for further improvement, we are proud of the way we manage our facilities and contribute to local communities. By following best practices and regularly monitoring the compliance of our plants with the Gildan and FLA codes of conduct, our goal is to achieve the same type of recognition of our performance in corporate social responsibility that we have gained for our operating and financial success”.

Gildan added that, as part of its normal annual incremental expansion of sewing capacity included in its projected fiscal 2005 capital investment program, it intended to start a new sewing plant in Honduras configured for efficient production of basic t-shirts. In hiring for this plant, the Company will attempt in good faith and where practical to preferentially reintegrate workers from its El Progreso sewing facility which was closed in September 2004 for economic reasons. Re-hiring of El Progreso workers will be subject to the Company’s normal hiring and employment practices.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 7,400 full-time employees.

Contact:	Stéphane Lemay Vice-President, Public and Legal Affairs Tel. (514) 734-8394 Cell. (514) 570-5884 slemay@gildan.com

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: December 13, 2004